Natural Gas Services Group, Inc.
508 West Wall Street, Suite 550
Midland, Texas 79701
Phone:  (432) 262-2700
Fax:  (432) 262-2701

January 24, 2011

VIA EDGAR
Mr. Ethan Horowitz, Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Natural Gas Services Group, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the fiscal quarter ended September 30, 2010
File No. 1-31398

Dear Mr. Horowitz:

This letter is an additional response to the comments of the Staff contained in the Staff’s letter dated December 14, 2010, commenting on the filings referenced above.  In connection with the Staff’s comment letter and our earlier response to those comments filed with the Commission on December 27, 2011, by our legal counsel, Natural Gas Services Group, Inc. (the “Company”) hereby acknowledges the following:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·	the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NATURAL GAS SERVICES GROUP, INC.

By:  /s/ Stephen C. Taylor
       President and Chief Executive Officer